Mail Stop 5546

February 2, 2007

Robert K. Mills
Chief Financial Officer
Tri-S Security Corporation
Royal Center One
11675 Great Oaks Way
Suite 120
Alpharett, GA 30022

RE: Tri-S Security Corporation ("Tri-S")
      File No. 0-51148

Dear Mr. Mills:

        In your letter dated January 29, 2007, you request a waiver of the financial
statements for Army Fleet Support, LLC ("AFS") as required by Rule 3-09 of
Regulation S-X in your current filing on Form 10-K for the year ended December 31,
2005. We understand that your waiver request was triggered by a comment letter you
received from the staff dated December 29, 2006.

        We note that audited financial statements were required for AFS for the years
ended December 31, 2005 and 2004 under Rule 3-09 of Regulation S-X. We also note
that you disposed of your investment in AFS in May 2006, and that you believe that your
share of AFS's earnings, including the gain recognized upon the disposition of the
investment in AFS, will require the presentation of audited financial statements under
Rule 3-09 of Regulation S-X for the year ended December 31, 2006. Accordingly, you
have also requested a waiver for the financial statements for AFS in your Form 10-K for
the year ended December 31, 2006.

        We will not waive the financial statements for AFS as required by Rule 3-09 of
Regulation S-X. The staff acknowledges that the company is unable to provide the
financial statements of AFS as required by Rule 3-09 of Regulation S-X. Accordingly,
your Form 10-K for the year ended December 31, 2005 and your Form 10-K/A for the
year ended December 31, 2004 are not in compliance with Regulation S-X and the Form
requirements, and are considered to be materially deficient. Additionally, if Tri-S' share
of the earnings of AFS, including the gain recognized upon the disposition of the
investment is material under Rule 3-09 of Regulation S-X, as you anticipate it will be, the
Form 10-K for the year ended December 31, 2006 will not be in compliance with

Regulation S-X and the Form requirements unless audited financial statements for AFS are provided for the three years ended December 31, 2006.

Until Tri-S files the financial statements of AFS which are required under Rule 3-09 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments. In addition, Tri-S will not be in compliance with Item 13(a)(1) of the Proxy Rules. Your filings are also not considered timely filed for purposes of Form S-3.

Further, Tri-S should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until they file the required financial statements. This restriction does not apply to:
   (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
   (b) dividend or interest reinvestment plans;
   (c) employee benefit plans;
   (d) transactions involving secondary offerings; or
   (e) sales of securities under Rule 144.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Sondra Stokes
Associate Chief Accountant